Exhibit 99.1
Zegna Group to Report Full Year 2022 Revenues on Wednesday, January 25, 2023

January 13, 2023 – MILAN— Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna Group” or “the Company”) today announced that it will publish its unaudited revenues for the full year of 2022 on Wednesday, January 25, 2023, at approximately 6:00 a.m. EST (12:00 p.m. CET). On the same day, at 8:30 a.m. ET (2:30 p.m. CET), the Company will host a webcast and conference call to discuss the announced unaudited revenues and provide an update on trends and guidance.

Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the presentation, please visit the “Events & Presentations” tab on the Investor Relations section of the Company’s website. A live webcast of the conference call will also be available on the Company’s website at ir.zegnagroup.com.

To participate in the call, please dial:

Italy (Local): 06 9450 1060
United Kingdom (Local): 020 3936 2999
United States (Local): 1 646 664 1960
All other locations: +44 20 3936 2999

Participant Access code: 064376

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy by Ermenegildo Zegna, the Zegna Group designs, creates, and distributes luxury menswear and accessories under the Zegna brand, as well as womenswear, menswear and accessories under the Thom Browne brand. Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. Group products are sold through over 500 stores in 80 countries around the world, of which 299 are directly operated by the Group as of September 30, 2022 (242 Zegna stores and 57 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road has led us to New York, where the Group has been listed on the New York Stock Exchange since December 20, 2021. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.

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Contacts

Investor Relations & Group Communications/Media
Francesca Di Pasquantonio/Clementina Tito
francesca.dipasquantonio@zegna.com/clementina.tito@zegna.com
+39 335 5837669

Brunswick Group
Brendan Riley / Daria Danelli / Marie Jensen
briley@brunswickgroup.com / ddanelli@brunswickgroup.com / mjensen@brunswickgroup.com
+1 (917) 755-1454 / +39 348 635 1149 / +33 (0) 6 49 09 39 54

Media
Marco Rubino
Community
+39 335 6509552